UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                           RCG COMPANIES INCORPORATED
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                                (Name of Issuer)

                         Common Stock - $0.04 Par Value
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                         (Title of Class of Securities)

                                    749328100
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                                 (CUSIP Number)

                              William A. Goldstein
                        1150 Hammond Drive, Suite A 1200
                               Norcross, GA 30328

                                   Copies to:
                                Joel D. Mayersohn
                               Adorno & Yoss, LLP
                      350 E. Las Olas Boulevard, Suite 1700
                                                 Ft. Lauderdale, FL 33301
                                 (954) 763-1200
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                February 1, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but hall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP No. 749328100              13D                    Page 2 of 6 Pages
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  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons
     (entities only)

     William A. Goldstein
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  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a)  |_|
     (b)  |_|
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  3. SEC Use Only
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  4. Source of Funds (See Instructions)

     SC
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  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
      2(d) or 2(e)                                                          |_|
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  6. Citizenship or Place of Organization

     United States
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               7.       Sole Voting Power
 Number of
   Shares               5,876,469
Beneficially  -----------------------------------------------------------------
  Owned by
    Each       8.       Shared Voting Power
 Reporting
Person With
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  9. Sole Dispositive Power

     5,876,469
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 10. Shared Dispositive Power


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 11. Aggregate Amount Beneficially Owned by Each Reporting Person

     5,876,469
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12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                                     |_|
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13. Percent of Class Represented by Amount in Row (11)

     20%
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14. Type of Reporting Person (See Instructions)

    IN
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

Item 1.       Security and Issuer.

         This statement relates to the Common stock, $0.04 par value per share of RCG Companies Incorporated, a Delaware corporation ("RCG" or the "Company"). The principal executive offices of Company are located at 6836 Morrison Boulevard, Suite 200, Charlotte, NC 28211.

Item 2.       Identity and Background.

(a) This statement is filed by William A. Goldstein pursuant to Rule 13d-1 promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended.

(b) Mr. Goldstein's business address is 1150 Hammond Drive, Suite A 1200, Norcross, GA 30328.

(c) Mr. Goldstein's present principal occupation or employment is as follows:


        ---------------------------------------------------------------------------------------------------------
                 Company                                   Address                                Position
        ---------------------------------------------------------------------------------------------------------
        RCG Companies              6836 Morrison Boulevard, Suite 200, Charlotte, NC 28211  Officer/Director
        Incorporated
        ---------------------------------------------------------------------------------------------------------
        LA Digital Post, Inc.      11311 Camarillo Street   Los Angeles CA  91602           Chairman/Director
        ---------------------------------------------------------------------------------------------------------
        nPorta, Inc.               1150 Hammond Drive, Suite A 3200, Norcross, GA 30328     Chairman/Director
        ---------------------------------------------------------------------------------------------------------

(d) Mr. Goldstein has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors)

 (e) Mr. Goldstein has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of him or her being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

 (f) Mr. Goldstein is a citizen of the United States.

Item 3.       Source and Amount of Funds or Other Consideration.
Item 4.       Purpose of Transaction.

         Effective February 1, 2005, the Company's wholly owned subsidiary WTI Acquisition, Inc. merged with and into Farequest Holdings, Inc. ("Farequest"). Under the terms of the Agreement and Plan of Merger dated November 30, 2004, as amended (the "Merger Agreement"), Mr. Goldstein as a holder of 819,030 shares of

Farequest Common stock, acquired a right to receive RCG Common Stock, RCG Series B Preferred Stock, Contingent Shares and Promissory Notes in exchange for his Farequest Shares. Under the terms of the Merger Agreement 10% of the total RCG Common Stock and RCG Preferred Stock to be issued in the transaction shall be set aside in an Indemnification Escrow Account and 20.3308% of the balance shall be set aside in an Option/Warrant Escrow Account. Assuming (i) all Farequest warrant and option holders convert; and (ii) the Farequest shareholders are not called to indemnify RCG under the terms of the Merger Agreement, it is estimated that Mr. Goldstein's Farequest shares will convert into an estimated 1,400,523 RCG Common stock and 447,595 RCG Series B Preferred stock. The Series B Preferred stock may be converted at 1:10, or into 4,475,947 shares of RCG Common stock.

         At the effective time of the Merger, Mr. Goldstein, a director and executive officer of Farequest, was appointed the Chairman of the Board of Directors of RCG and Stockholders Representative and a Preferred Director under the RCG Series B 6% Redeemable Participating Preferred Stock. For a period of three years, the Company's Board of Directors will nominate and recommend for election by the stockholders Mr. Goldstein as Chairman of the Board, and, provided that Mr.Goldstein shall have continued to own at least 10% of the outstanding common stock of the Company, two (2) additional directors named by Mr. Goldstein. Such nominees shall be independent directors and shall be reasonably acceptable to the then existing board of directors. Mr. Goldstein was also appointed a

         The foregoing disclosures are in all cases subject to the terms and provisions set forth in the Merger Agreement, Amendment #2 to the Merger Agreement, and the Certificate of Designation of the Series B Preferred Stock, copies of which are either filed herewith as exhibits, or have been previously filed with the SEC.

Item 5.       Interest in Securities of the Issuer.

(a) Mr. Goldstein is the direct beneficial owner of 5,876,469 shares of common stock of the Company representing 20% of the issued and outstanding shares of Common Stock of the Company. The percentage of shares of common stock beneficially owned by Mr. Goldstein is based on 29,142,613 shares of the Company's common stock issued and outstanding as of February 16, 2005.

(b) Mr. Goldstein has the sole power to vote and dispose of all shares of common stock owned directly by him.

(c) Other than as described in Items 3 and 4, Mr. Goldstein has effected no transactions within the past sixty (60) days involving the common stock of the Company.

(d) No person, other than Mr. Goldstein is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of common stock owned directly by Mr. Goldstein.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Pursuant to Section 3.21 of the Agreement and Plan of Merger, Mr. Goldstein entered into a voting agreement and irrevocable proxy whereby Mr. Goldstein agrees to vote his shares of RCG Common stock (i) for a period of three years in favor of Michael Pruitt as a member of the RCG Board of Directors, provided that Mr. Pruitt holds 750,000 shares of RCG Common stock at the time of the nomination; and (ii) to vote for the remaining nominees nominated by the RCG board for a one year term beginning at the Effective Time of the merger.

         Mr. Goldstein and the Company also entered into a Registration Rights Agreement dated February 1, 2005, pursuant to which the Company has agreed to file a Rule 415 shelf registration statement. The registration statement will be for (i) all of the shares of Common Stock issued or issuable upon conversion in full of the shares of Preferred Stock; (ii) all shares of Common Stock issued or issuable in connection with the Merger whether at the Effective Time, or after the Effective Time in payment of the Promissory Note, or as Contingent Shares;
(iii) any securities issued or issuable upon any stock split, dividend or other distribution recapitalization or similar event with respect to the foregoing; and (iv) any additional shares issuable in connection with any anti-dilution provisions associated with the Preferred Stock.

         The Registration Rights Agreement provides that neither the Company nor any of its security holders may piggy-back securities of the Company in the registration statement other than the foregoing registerable securities. The Company has also agreed not file any other registration statements until the initial registration statement is declared effective by the SEC. However, the Registration Rights Agreement permits piggy-back registration if at any time during the effectiveness period of the registration statement there is not an effective registration statement covering the foregoing securities. The Registration Rights Agreement also provides that the Company will pay the costs and expenses, other than underwriting discounts and commissions, related to the registration and sale of shares that are registered pursuant to the registration rights agreement. The Registration Rights Agreement contains customary registration procedures and indemnification and contribution provisions requiring indemnification or contribution by the Company for the benefit of the stockholders whose shares are registered and sold pursuant to the agreement. Mr. Goldstein has agreed to indemnify the Company solely with respect to information provided by such person for use in the prospectus related to the offering of shares by such person, with such indemnification being limited to the proceeds of the offering received by such person.

Item 7.       Material to be Filed as an Exhibit.

(1) Agreement and Plan of Merger by and among Farequest Holdings, Inc., William
A. Goldstein and WTI Acquisition, Inc. and RCG Companies Incorporated, dated November 2004, incorporated by reference and filed as an Exhibit on Form 8-K on December 1, 2004.

(2) Certificate of Designation of Preferences, Rights and Limitation of Series B 6% Redeemable Participating Preferred Stock, incorporated by reference and filed as an Exhibit on Form 8-K on February 7, 2005.

(3) Amendment #2 to Agreement and Plan of Merger, incorporated by reference and filed as an Exhibit on Form 8-K on February 7, 2005.

                                    SIGNATURE

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned party certifies that the information set forth in this statement is true, complete and correct.



         Dated: April 22, 2005                       /s/ WILLIAM A. GOLDSTEIN